                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM 11-K


(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended  December 31, 2000

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                        to
                               ----------------------    ----------------------

Commission file number                0-12640
                       -------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             ELECTRO-TEC CORPORATION
                        EMPLOYEE RETIREMENT BENEFIT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                            315 E. EISENHOWER PARKWAY
                                    SUITE 300
                               ANN ARBOR, MI 48108

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE






The following documents are attached hereto as exhibits:

                                                                                         Page
                                                                                         ----
Report of Independent Public Accountants                                                   A

Statements of Net Assets Available for Benefits as of
 December 31, 2000 and 1999                                                                1

Statements of Changes in Net Assets Available for Benefits
 for the Years Ended December 31, 2000 and 1999                                            2

Notes to Financial Statements                                                             3-8

Schedule I - Item 4i - Schedule of Assets Held for
 Investment Purposes at End  of Year as of December 31, 2000                               9

Consent of Independent Public Accountants                                                 10





In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA". As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Electro-Tec Corporation Employee Retirement
                                    Benefit Plan

Date: June 28, 2001

                                    By:  The Plan Administrative Committee
                                         ---------------------------------




                                     By: /s/ John F. Brocci
                                        ----------------------
                                     John F. Brocci
                                     Chairman
                                     Plan Administrative Committee

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN

             FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    Report of Independent Public Accountants




To the Administrative Committee of the
Electro-Tec Corporation Employee Retirement Benefit Plan:

We have audited the accompanying statements of net assets available for benefits of the ELECTRO-TEC CORPORATION EMPLOYEE RETIREMENT BENEFIT PLAN (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Detroit, Michigan,
    May 18, 2001.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE


                                                                   Page

Statements of Net Assets Available for Benefits
     as of December 31, 2000 and 1999                                1

Statements of Changes in Net Assets Available for Benefits
     for the Years Ended December 31, 2000 and 1999                  2

Notes to Financial Statements                                       3-8

Schedule I - Item 4i - Schedule of Assets Held for Investment
     Purposes at End of Year as of December 31, 2000                 9

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999



                                                                                               2000            1999
                                                                                           -----------      ----------
ASSETS:
    Investments-
        Mutual funds-
           CIGNA Charter Large Company Stock-Growth Fund                                   $ 1,933,703      $ 2,830,509
           CIGNA Charter Guaranteed Income Fund                                              1,754,623                -
           Warburg Pincus Advisor Emerging Growth Account                                    1,159,851        1,543,186
           CIGNA Charter Actively Managed Fixed Income Fund                                    487,376          467,165
           INVESCO Total Return Account                                                        437,683          529,182
           Fidelity Advisor Growth Opportunities Account                                       213,115          433,337
           AIM Value Account                                                                   158,821          233,064
           Templeton Foreign Account                                                           153,338          134,202
           Lazard Small Cap Account                                                            113,689           55,824
           Janus Worldwide Account                                                              87,930          181,434
           INVESCO Dynamics Fund                                                                57,293                -
           CIGNA Charter Large Company Stock - Value 1 Fund                                     47,400                -
           CIGNA Charter Guaranteed Short-Term Securities Fund                                       -        1,588,909
                                                                                           -----------      -----------
                 Total Mutual funds                                                         6,604,822        7,996,812

       Kaydon Corporation Common Stock                                                         597,712          770,690
                                                                                           -----------      -----------
         Total investments                                                                   7,202,534        8,767,502

    Dividend receivable                                                                          2,928            3,144
                                                                                           -----------      -----------
         Total assets                                                                        7,205,462        8,770,646

LIABILITY- Excess Contribution Payable                                                          (5,331)          (2,316)
                                                                                           -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS                                                          $ 7,200,131      $ 8,768,330
                                                                                           ===========      ===========




        The accompanying notes are an integral part of these statements.

                            ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999



                                                                            2000         1999
                                                                       -----------    -----------
CONTRIBUTIONS:
     Employer                                                          $   212,252    $   268,286
     Participants                                                          302,946        381,090
     Rollover                                                                3,046          4,019
                                                                       -----------    -----------
         Total contributions                                               518,244        653,395
                                                                       -----------    -----------

INVESTMENT EARNINGS (LOSSES):
     Interest and dividends                                                 99,993         64,436
     Net appreciation (depreciation) in current value of investments      (831,492)       752,013
                                                                       -----------    -----------
         Total investment earnings (losses)                               (731,499)       816,449
                                                                       -----------    -----------

OTHER CHANGES:
     Benefit payments                                                   (1,353,614)      (633,675)
     Administrative expenses                                                (1,330)          (910)
                                                                       -----------    -----------
         Total other changes                                            (1,354,944)      (634,585)
                                                                       -----------    -----------

         Change in net assets available for benefits                    (1,568,199)       835,259

NET ASSETS AVAILABLE FOR BENEFITS,  beginning of year                    8,768,330      7,933,071
                                                                       -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS,  end of year                        $ 7,200,131    $ 8,768,330
                                                                       ===========    ===========




        The accompanying notes are an integral part of these statements.

                            ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                          NOTES TO FINANCIAL STATEMENTS




(1)     SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

          The accompanying financial statements of the Electro-Tec Corporation
              Employee Retirement Benefit Plan (the "Plan") have been prepared on the accrual basis of accounting. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Investments are stated at current value, which is based on the quoted market price.

          In order to provide a variety of investment options, CIGNA has developed alliances with other companies, including Fidelity Management and Research Company, Warburg Pincus Asset Management, Inc., INVESCO Funds Group, Inc., AIM Advisor, Inc., Templeton Global Advisors Limited, Lazard Asset Management, and Janus Capital Corporation. Plan assets are invested in a CIGNA Separate Account (measured in units) which holds investments in funds offered by these alliance companies.

          The investment funds offered by CIGNA through the CIGNA Separate
              Account do not pay dividends or interest, nor do they produce realized or unrealized gains. Rather, the plan participates in investment earnings through an increase or decrease in the unit values of each fund. As a result, the funds' investment earnings are reported as net appreciation (depreciation) in the Statement of Changes in Net Assets Available for Benefits, except for Kaydon Corporation Common Stock in which the participants have a direct interest in the underlying stock.

          The plan provides for investments in various investment securities that are, in general, exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

          Conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.

(2)     DESCRIPTION OF THE PLAN

          Electro-Tec Corporation (the "Company" or "Employer"), a wholly-owned subsidiary of Kaydon Corporation ("Kaydon"), sponsors the Plan, a defined contribution plan. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document, as amended, for more complete information.

          Eligibility requirements - All employees of the Company who are 21 years of age and have completed at least 1,000 hours of service during a one-year period are eligible to participate in the Plan on the January 1st, April 1st, July 1st and October 1st coincident with or immediately following completion of the 1,000th hour of service.

                            ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

          Contributions - Participants may elect to make both tax-deferred contributions through payroll deductions, which may not exceed 15% of compensation, and after-tax voluntary contributions. The maximum contributions for the year, which includes pre-tax, after-tax voluntary and employer matching and discretionary contributions, is 25% of compensation less tax-deferred contributions. Under the terms of the Plan, the Company contributes to the Plan an amount equal to the payroll deduction contribution by each participant up to 3% of the participant's compensation, as defined by the Plan, and 75% of each participant's contribution in excess of 3% of compensation, not to exceed an additional 4% of each participant's compensation, as defined. In addition, the Company may, with the approval of the Board of Directors of Kaydon, make discretionary contributions to the Plan. There were no discretionary Employer contributions in 2000 and 1999.

          Allocation of investment earnings - Individual accounts are maintained for each participant to reflect the participant's contributions, the employer's contributions, forfeitures, investment earnings and administrative expenses. Investment earnings are allocated based on each participant's relative account balance within the respective fund.

          Vesting - All participant contributions are fully vested and nonforfeitable. Company matching and discretionary contributions become fully vested and nonforfeitable either upon attainment of age 65, upon the employee's death or disability or ratably over seven years of service, as defined by the Plan. Forfeitures are used to reduce Company contributions.

          Investment of participant accounts - Plan participants may direct the investment of their account balances in the following investment options:

              The CIGNA Charter Large Company Stock-Growth Fund invests
                 primarily in domestic stocks of large companies. The Fund may also invest in American Depository Receipts.

              The CIGNA Charter Guaranteed Income Fund invests primarily in a portfolio of high quality, fixed income instruments, such as intermediate term bonds and commercial mortgages.

              The Warburg Pincus Advisor Emerging Growth Account invests in equity securities of small to medium-sized domestic companies with emerging or renewed growth potential. The Fund may also invest in foreign securities, investment-grade debt securities, and domestic and foreign short-term or medium-term money market obligations.

              The CIGNA Charter Actively Managed Fixed Income Fund invests in a portfolio of predominantly high-quality corporate and government fixed income securities including issues of the U.S. Government and its agencies, U.S. corporate bonds, Yankee bonds, mortgage-backed securities and asset-backed securities.

              The INVESCO Total Return Account invests in a combination of equity and fixed and variable income securities including common stock and securities that are convertible into common stock, issues of the U.S. Government and its agencies, and investment-grade corporate debt obligations.

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


              The Fidelity Advisor Growth Opportunities Account invests
                 primarily in common stocks and securities convertible into common stock of companies believed to have long-term growth potential. The Fund may also invest in other securities such as preferred stocks and bonds that may produce capital growth and securities of foreign companies.

              The AIM Value Account invests primarily in common stocks,
                 convertible bonds and convertible preferred stocks of undervalued companies.

              The Templeton Foreign Account invests primarily in common and preferred stock of non-U.S. companies, including American, European and Global Depository Receipts. The Fund may invest in debt securities of companies and governments located anywhere in the world, emerging markets, U.S. Government securities, bank time deposits in the currency of any major nation, commercial paper and repurchase agreements.

              The Lazard Small Cap Account invests in small-cap equity
                 securities including common stock, preferred stock, securities convertible into or exchangeable for common stock, and rights and warrants. The Fund may invest in equity securities of large-cap U.S. companies and short-term money market instruments.

              The Janus Worldwide Account invests primarily in common stock of foreign and domestic issuers. The Fund may invest in preferred stock, warrants, convertible securities and debt securities, high-grade commercial paper, certificates of deposit, money market funds, repurchase agreements and other short-term debt obligations.

              The INVESCO Dynamics Fund invests primarily in common stocks of mid-sized companies. The fund also has the flexibility to invest in other types of securities including preferred stocks, convertible securities and bonds.

              The CIGNA Charter Large Company Stock - Value 1 Fund invests in primarily highly liquid equity securities with an emphasis on companies on the New York Stock Exchange. Of the securities held, a portion are convertible.

              The CIGNA Charter Guaranteed Short-Term Securities Fund invests in a portfolio of high-quality money market instruments with a guarantee of principal and interest, including U.S. Treasury securities, U.S. Government securities, certificates of deposit, time deposits, repurchase agreements, and commercial paper issued by major domestic and foreign corporations.

              Kaydon Corporation Common Stock invests solely in Kaydon
                 Corporation common stock.

          Payment of benefits - Benefits are paid in the form of a lump-sum payment via distribution of the Company's common stock, cash or a combination thereof, as directed by the participant for those participants who have investments in Kaydon Corporation Common Stock. Benefits for participants in other funds are paid in cash. The payment date generally will not be later than the 60th day following the end of the plan year in which the participant attains age 65, retires, terminates or dies, as applicable. Distributions may be deferred until the participant reaches the age of 65 if the value of the

                            ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

              distribution exceeds $5,000. As described in the Plan, in certain hardship situations, participants may withdraw a portion of their account balances while actively employed.

          Administrative expenses - Although not required to do so, the Company paid certain administrative expenses of the Plan during 2000 and 1999. The remaining expenses were paid for out of Plan assets by CG Trust Company.

          Voting rights - Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

          Plan termination - The Company has the right to terminate the Plan at any time, although it has not expressed an intent to do so. Upon termination of the Plan, participants will become fully vested. Expenses arising from the termination would be allocated to the participants' accounts in accordance with the Plan and the Internal Revenue Code.

(3)     TRUST FUND

          A trust fund is maintained by the trustee for all purposes of the Plan; and the monies and other assets thereof are held, administered, invested and distributed in accordance with the terms of the Plan, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries. The trustee is a related party as discussed in Note 5.

(4)     GUARANTEED FUNDS WITH INSURANCE COMPANY

          During 2000 and 1999, the Plan invested in guaranteed funds with the Trustee. The funds offer a full guarantee on principal and interest by Connecticut General Life Insurance Company. The CIGNA Charter Guaranteed Income Fund was added on July 1, 2000 with interest rates declared in advance for six month periods (July 1 through December 31). In determining the rate of interest to be guaranteed for the upcoming six-month period, Connecticut General Life Insurance Company will consider the projected investment earnings, the current interest environment, its investment expenses, and a profit and risk component for the six-month period. The fund does not have maturity dates or penalties for early withdrawals. The interest rates are declared in advance and guaranteed for six-month periods. The crediting interest rate on this fund was 4.50% for July 1, 2000 through December 31, 2000.

          The Company discontinued use of the CIGNA Charter Guaranteed Short
              Term Securities Fund in 2000. In 1999, the fund had interest rates declared in advance for a one-month period. In determining the rate of interest to be guaranteed for the upcoming one-month period, Connecticut General Life Insurance Company will consider the projected investment earnings, the current interest environment, its investment expenses, and a profit and risk component for the one-month period. The interest rates are declared in advance and guaranteed for a one-month period. The fund does not have maturity dates or penalties for early withdrawals. The average yield on this fund as of December 31, 1999 was 4.03% and the crediting interest rate on this fund as of December 31, 1999 was 4.20%.

                            ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


          The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the Trustee.

(5)     RELATED PARTY TRANSACTIONS

          Plan investments include interests in mutual funds managed by Connecticut General Life Insurance Company (a CIGNA company). CG Trust Company (a CIGNA company) is the trustee as defined by the Plan.

(6)     TAX STATUS

          The Internal Revenue Service issued a determination letter dated
              October 12, 1995, stating that the Plan, as then designed, was in accordance with applicable plan design requirements and was tax-exempt. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan and underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(7)     INVESTMENTS

          The fair market value of investments that represent 5% or more of the Plan's total net assets is as follows as of December 31, 2000 and 1999:

                                                                                             2000            1999
                                                                                         -----------     -----------
              CIGNA Charter Large Company Stock-Growth Fund                              $ 1,933,703     $ 2,830,509
              CIGNA Charter Guaranteed Income Fund                                         1,754,623               -
              Warburg Pincus Advisor Emerging Growth Account                               1,159,851       1,543,186
              Kaydon Corporation Common Stock                                                597,712         770,690
              CIGNA Charter Actively Managed Fixed Income Fund                               487,376         467,165
              INVESCO Total Return Account                                                   437,683         529,182
              CIGNA Charter Guaranteed Short-Term Securities Fund                                  -       1,588,909

                            ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)



           The net appreciation (depreciation) in current value of investments as of December 31, 2000 and 1999 is broken out as follows:

                                                                                                2000              1999
                                                                                             ----------         ---------
                CIGNA Charter Actively Managed Fixed Income Fund                             $   46,362         $ (11,085)
                Lazard Small Cap Account                                                         15,843            (2,281)
                CIGNA Charter Large Company Stock - Value 1 Fund                                  7,257                 -
                CIGNA Charter Guaranteed Short-Term Securities Fund                                   -                 -
                CIGNA Charter Guaranteed Income Fund                                                  -                 -
                Templeton Foreign Account                                                        (6,614)           22,272
                INVESCO Dynamics Fund                                                           (14,519)                -
                INVESCO Total Return Account                                                    (26,621)          (11,856)
                Janus Worldwide Account                                                         (31,883)           64,287
                AIM Value Account                                                               (34,690)           43,158
                Fidelity Advisor Growth Opportunities Account                                   (55,017)           10,993
                Kaydon Corporation Common Stock                                                 (74,816)         (375,384)
                Warburg Pincus Advisor Emerging Growth Account                                 (161,300)          407,748
                CIGNA Charter Large Company Stock-Growth Fund                                  (495,494)          604,161
                                                                                             ----------         ---------
                Net appreciation (depreciation) in current value of investments              $ (831,492)        $ 752,013
                                                                                             ==========         =========

                                                                      SCHEDULE I

                             ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN

                        EIN: 59-1226757 PLAN NUMBER: 001

    ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                             AS OF DECEMBER 31, 2000

                                                                                                                    Current
        Identity of Issuer                                 Description of Investment                                 Value
----------------------------------        -----------------------------------------------------------------       ----------

Mutual Funds-
     *Connecticut General Life            CIGNA Charter Large Company Stock-Growth                                $ 1,933,703
         Insurance Company                    Fund, 137,630 units

    *Connecticut General Life             CIGNA Charter Guaranteed Income Fund, 66,536 units                        1,754,623
       Insurance Company

     *Connecticut General Life            Warburg Pincus Advisor Emerging Growth                                    1,159,851
        Insurance Company                     Account, 20,909 units

     *Connecticut General Life            CIGNA Charter Actively Managed Fixed Income                                 487,376
        Insurance Company                     Fund,  3,537  units

     *Connecticut General Life
        Insurance Company                 INVESCO Total Return Account, 12,551 units                                  437,683

     *Connecticut General Life            Fidelity Advisor Growth Opportunities Account,                              213,115
         Insurance Company                    3,510 units

     *Connecticut General Life
         Insurance Company                AIM Value Account, 2,983 units                                              158,821

     *Connecticut General Life
         Insurance Company                Templeton Foreign Account, 10,914 units                                     153,338

     *Connecticut General Life
         Insurance Company                Lazard Small Cap Account, 4,905 units                                       113,689

     *Connecticut General Life
         Insurance Company                Janus Worldwide Account, 1,240 units                                         87,930

    *Connecticut General Life
       Insurance Company                  INVESCO Dynamics Fund,   1,739 units                                         57,293

    *Connecticut General Life             CIGNA Charter Large Company Stock - Value 1 Fund,                            47,400
       Insurance Company                      3,086 units
                                                                                                                  -----------
                                                   Total mutual funds                                               6,604,822
Common Stock-
     *Kaydon Corporation                  Kaydon Corporation Common Stock, 24,029 shares                              597,712
                                                                                                                  -----------
                                                                                                                  $ 7,202,534
                                                                                                                  ===========

* Represents a party-in-interest

                                 EXHIBIT INDEX
                                 -------------



Exhibit No.                   Description
-----------                   -----------
    23                        Consent of Independent Public Accountants

